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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number  ____________________________

Ducati Motor Holding S.p.A.

(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

(Registrant)

	By:	FABRIZIO NARI

(Signature)*

Date 11 February 2005

* Print the name and title of the signing officer under his signature.

Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
under the Securities Exchange Act of 1934

General Instructions

A.	Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.	Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

	i.	makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

	ii.	files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

	iii.	distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.	Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

• Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

•

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer’s “home country”), or under the rules of the home country exchange on which the issuer’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer’s security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

	•	a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.	Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

	•	press releases;

•

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States (“foreign offerings”); and

	•	documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer’s home country or the rules of the issuer’s home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer’s security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

DUCATI MOTOR HOLDING ANNOUNCES PRELIMINARY FULL YEAR
AND FOURTH QUARTER 2004 FINANCIAL RESULTS

	2004	2003	Var%	4Q04	4Q03	Var%

Reveneus	382,8	388,2	-1,4%	114,8	103,6	10,8%
EBITDA	39,1	45,2	-13,5%	13,0	14,3	-9,1%
Profit/loss(pre-tax)	(1,8)	0,1	na	8,0	7,1	12,7%
Net Debt	(115,9)	(117,2)	1,1%

(Million euro)

          Bologna, Italy, February 11, 2005 – Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced preliminary full year and fourth quarter 2004 financial results.

          Revenues for 2004 were Euro 382.8 million, up 1.0% excluding forex effects, (or down 1.4% including forex effects) versus last year. Revenues from motorcycles decreased 4.4% to Euro 302.2 million and represented 78.9% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, increased 8.2% to Euro 75.0 million against last year.

          Gross margin for 2004 was 36.0% versus last year’s 34.7%, thanks to product cost reduction, operational efficiencies and related product sales increase, partly offset by a negative forex effect. EBITDA was Euro 39.1 million, or 10.2% of revenues, up 2.3% excluding forex effects (or down 13.5% including forex effects), versus Euro 45.2 million of the previous yea,. mainly due to increased sales costs.

          At EBT level, the result was a loss of Euro 1.8 million versus break-even in 2003, due to a lower EBITDA, which was partially offset by lower depreciation and financial charges.

          The Company’s net debt on December 31, 2004 was Euro 115.9 million, down against Euro 117.2 million on December 31, 2003. The company’s gearing ratio was 75% on December 31, 2004 versus 74% on the same date a year earlier.

          Unofficial Ducati worldwide registrations for 2004 were down 5.2% versus last year, with France down 1%, Italy down 6%, UK down 13%, Benelux down 17%, Japan down 19%, Germany down 20%, while Spain was up 33%, the US was up 15% and Australia was up 8%.

          “2004 was a challenging year for Ducati. The continuing weakness of the dollar and the difficult market conditions in Germany, France, UK and Japan together with the delay in the introduction of the new Monster S2R weighed heavily on both sales and registrations”, said Federico Minoli, President and CEO of Ducati Motor Holding. “However, the company concluded 2004 with excellent fourth quarter results and 2 podiums in the MotoGP championship, which are both promising results for the coming year. The success of the presentation of the new Superbike, the arrival of the Monster S2R and the great excitement around the new Multistrada 620 all give us a year to look forward to with confidence”.

          “We expect to close 2004 with a net loss of approximately 8 million Euro, due to current and deferred income taxes”, added Enrico D’Onofrio, Chief Financial Officer of Ducati. “We are finalizing the refinancing of the bond which is expiring by the end of May 2005. The company is evaluating all possible financial instruments including a new bond issue in the range of 100 Million Euros.”

          Revenues for the fourth quarter of 2004 were Euro 114.8 million, up 16.2% excluding forex effects, (or up 10.8% including forex effects) over the same period in 2003, due to higher bike sales.

          Gross margin for the fourth quarter was 33.4% of revenues, in line with the previous year. EBITDA was Euro 13.0 million, compared to Euro 14.3 million in 2003, due to a negative forex effect and higher sales costs.

          Results before tax for the fourth quarter of 2004 were a profit of Euro 8.0 million versus Euro 7.1 million last year. This increase is mainly due to lower financial charges.

          Fourth quarter 2004 financial results were approved by the Board of Director on February 10, 2005.

          By the end of the year 2004, the Company had re-purchased 3,769,249 shares, equivalent to Euro 3,283,016 or 2.37% of its stock capital.

          A discussion by Ducati management of 2004 results is available under the Company section of our website www.ducati.com in Investor Relations. It can be accessed until mid-March 2005 under “Webcast of Results” at the bottom of the IR Press Release Schedule section.

          Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

          These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com

Ducati Motor Holding
Page: 3 of 10

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	Dec, 31 2004	Dec, 31 2003	Dec, 31 2004	Dec, 31 2003

Net Sales (Euro in thousands, US$in thousands)
Motorcycles	€97.936	€86.210	$133.399	$117.427
Spare Parts, Accessories, Apparel	16.099	15.567	21.928	21.204
Miscellaneous Other	761	1.864	1.037	2.539

Total net sales	€114.796	€103.641	$156.364	$141.170

			% Change

Ducati Units
Motorcycle shipments:
North America	1.974	1.701	16,0%
Main European market	6.440	5.743	12,1%
Japan	816	1.252	(34,8)%
Rest of World	2.090	1.380	51,4%

Total	11.320	10.076	12,3%
			% Change

Motorcycle product mix:
Superbike	3.509	2.660	31,9%
Supersport	406	570	(28,8)%
Sport Naked	5.069	4.734	7,1%
Sport Touring	832	849	(2,0)%
Multistrada	1.504	1.263	19,1%

Total	11.320	10.076	12,3%
			% Change

Unofficial Motorcycle Registrations:
North America	839	886	(5,3)%
Main European market	1.902	2.442	(22,1)%
Japan	600	795	(24,5)%
Rest of World	1.153	902	27,8%

Total	4.494	5.025	(10,6)%

Ducati Motor Holding
Page: 4 of 10

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended

	Dec, 31 2004	Dec, 31 2003	Dec, 31 2004	Dec, 31 2003

Net Sales (Euro in thousands, US$in thousands)
Motorcycles	€302.179	€315.959	$411.598	$430.368
Spare Parts, Accessories, Apparel	74.985	69.298	102.137	94.391
Miscellaneous Other	5.598	2.984	7.625	4.065

Total net sales	€382.762	€388.241	$521.360	$528.824

			% Change

Ducati Units
Motorcycle shipments:
North America	5.298	4.618	14,7%
Main European market	21.862	23.808	(8,2)%
Japan	2.351	3.508	(33,0)%
Rest of World	7.049	6.483	8,7%

Total	36.560	38.417	(4,8)%
			% Change

Motorcycle product mix:
Superbike	10.213	9.308	9,7%
Supersport	1.426	2.818	(49,4)%
Sport Naked	18.027	17.991	0,2%
Sport Touring	2.996	2.275	31,7%
Multistrada	3.898	6.025	(35,3)%

Total	36.560	38.417	(4,8)%
			% Change

Unofficial Motorcycle Registrations:
North America	5.673	4.927	15,1%
Main European market	21.806	24.080	(9,4)%
Japan	2.914	3.579	(18,6)%
Rest of World	5.696	5.502	3,5%

Total	36.089	38.088	(5,2)%

Ducati Motor Holding
Page: 5 of 10

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	Dec, 31 2004	Dec, 31 2003	Dec, 31 2004		Dec, 31 2003	Percent Change

Net Sales	€114.796	€103.641	$156.364		$141.169	10,8%
Cost of goods sold	(76.457)	(68.977)	(104.142)		(93.954)

Gross Profit	38.339	34.664	52.222	0	47.215	10,6%
Other operating revenues	6.460	6.854	8.799		9.336
SG&A expenses	(32.042)	(27.582)	(43.644)		(37.569)
Other operating income/(expense), net	177	193	241		263
Depreciation & amortization	(7.403)	(10.770)	(10.084)		(14.670)

Operating income/(loss)	5.531	3.359	7.534		4.575	64,7%
Financing expense, net	2.649	(971)	3.610		(1.323)
Other non-operating income/(expense), net	(134)	4.736	(183)		6.451

Profit/(loss)before income taxes	8.046	7.124	10.961		9.703	13,0%
Shares outstanding	158.826.407	158.500.963	158.826.407		158.500.963
						Percent Change

Other Financial Data
Motorcycles Produced (Units)	6.509	9.800				(33,6)%
Motorcycles Sold (Units)	11.320	10.076				12,3%
Unofficial Registrations (Units)	4.494	5.025				(10,6)%
EBITDA	12.933	14.129	17.739		19.505	(9,1)%
EBITDA Margin	11,3%	13,6%

Note : On December 31, 2004 US$1= 0,7342 Euros

Ducati Motor Holding
Page: 6 of 10

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Twelve Months Ended		Twelve Months Ended

	Dec, 31 2004	Dec, 31 2003	Dec, 31 2004	Dec, 31 2003	Percent Change

Net Sales	€382.762	€388.241	$521.360	$528.823	(1,4)%
Cost of goods sold	(244.846)	(253.406)	(333.505)	(345.164)

Gross Profit	137.916	134.835	187.855	183.659	2,3%
Other operating revenues	24.718	23.178	33.668	31.571
SG&A expenses	(123.178)	(112.993)	(167.781)	(153.908)
Other operating income	(371)	187	(505)	255
Depreciation & amortization	(35.520)	(38.889)	(48.383)	(52.971)

Operating income/(loss)	3.565	6.318	4.854	8.606	(43,6)%
Financing expense, net	(4.764)	(6.756)	(6.488)	(9.202)
Other non-operating income/(expense), net	(564)	558	(768)	760

Profit/(loss)before income taxes	(1.763)	120	(2.402)	164	(1568,3)%
Shares outstanding	158.826.407	158.500.963	158.826.407	158.500.963
					Percent Change

Other Financial Data
Motorcycles Produced (Units)	35.538	36.661			(3,1)%
Motorcycles Sold (Units)	36.560	38.417			(4,8)%
Unofficial Registrations (Units)	36.089	38.088			(5,2)%
EBITDA	39.084	45.207	53.236	61.517	(13,5)%
EBITDA Margin	10,2%	11,6%

Note : On December 31, 2004 US$1= 0,7342 Euros

Ducati Motor Holding
Page: 7 of 10

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands)

	December 31, 2004		December 31, 2003

	€	%	€	%

Current assets
Cash and cash equivalents	33.327		23.973
Trade receivables, net	84.333		80.421
Inventories	92.293		104.774
Other current assets	18.642		18.869
Current assets - Credit Link	15.000		—

Total current assets	243.595	54,4%	228.037	52,4%

Non current assets
Property, plant and equipment-net	62.961		67.167
Intangible fixed assets, net	119.532		124.721
Equity investments	20		12
Non current assets - Credit Link / ABS	10.000		25.000
Other long-term assets	11.822		12.096

Total non current assets	204.335	45,6%	228.996	50,1%

Total assets	447.930	100,0%	457.033	100,0%

Current liabilities
Short-term bank borrowings	93.346		65.587
Current portion of long-term debt	61.850		3.740
Accounts payable - trade	77.112		89.503
Income and other taxes payables	7.406		12.212
Other current liabilities	16.335		15.930
Provisions for risks and charges - current portion	3.871		4.011

Total current liabilities	259.920	58,0%	190.983	41,6%

Long-term liabilities
Long-term debt, net of current portion	7.116		81.882
Employees’ leaving entitlement	9.253		8.277
Deferred income taxes	86		35
Income an other taxes payables - long term portion	1.292		—
Other long-term liabilities	11.869		14.939
Provision for risks and charges - long term portion	2.518		2.518

Total long-term liabilities	32.134	7,2%	107.651	23,6%

Total liabilities	292.054		298.634

Total Group shareholders’ equity	155.860	34,8%	158.399	34,7%

Minority interests	16		—

Total shareholders’ equity	155.876	34,8%	158.399	34,7%

Total liabilities and shareholders’ equity	447.930	100%	457.033	100%

Ducati Motor Holding
Page: 8 of 10

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands)

	December 31, 2004		December 31, 2003

	US$	%	US$	%

Current assets
Cash and cash equivalents	45.395		32.654
Trade receivables, net	114.870		109.541
Inventories	125.712		142.713
Other current assets	25.392		25.701
Current assets - Credit Link	20.432		—

Total current assets	331.801	54,4%	310.609	52,4%

Non current assets
Property, plant and equipment-net	85.759		91.488
Intangible fixed assets, net	162.815		169.882
Equity investments	27		16
Non current assets - Credit Link / ABS	13.621		34.053
Other long-term assets	16.102		16.476

Total non current assets	278.324	45,6%	311.915	50,1%

Total assets	610.125	100,0%	622.524	100,0%

Current liabilities
Short-term bank borrowings	127.146		89.336
Current portion of long-term debt	84.246		5.094
Accounts payable - trade	105.034		121.912
Income and other taxes payables	10.088		16.634
Other current liabilities	22.250		21.698
Provisions for risks and charges - current portion	5.273		5.463

Total current liabilities	354.037	58,0%	260.137	41,6%

Long-term liabilities
Long-term debt, net of current portion	9.693		111.532
Employees’ leaving entitlement	12.604		11.274
Deferred income taxes	117		48
Income an other taxes payables - long term portion	1.760		—
Other long-term liabilities	16.166		20.348
Provisionfor risks and charges - long term portion	3.429		3.430

Total long-term liabilities	43.769	7,2%	146.632	23,6%

Total liabilities	397.806		406.769

Total Group shareholders’ equity	212.297	34,8%	215.755	34,7%

Minority interests	22

Total shareholders’ equity	212.319	34,8%	215.755	34,7%

Total liabilities and shareholders’ equity	610.125	100%	622.524	100%

Ducati Motor Holding
Page: 9 of 10

Ducati Motor Holding S.p.A.

Consolidated Statements of Cash Flow

(Euro in thousands)

	Year ended	Year ended

	31/12/04 € 000	31/12/03 € 000

Cash flow generated by operating activities
Net profit (loss) for the period	(1.763)	40
Change in cumulative translation adjustment	(1.012)	(1.381)
Change in minority interests	—	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:
- Amortisation, depreciation and writedowns	35.519	38.889
- Deferred income taxes	51	—
- Net change in employees’ leaving entitlements	976	1.151
Change in operating assets and liabilities
- Trade receivables	(3.912)	1.621
- Inventories	12.481	6.653
- Other current assets	365	(1.443)
- Trade payables	(12.391)	(5.611)
- Other current liabilities	265	(4.781)
- Due to tax authorities	(3.514)	6.858
- Other long-term assets and liabilities	—	(13.026)

Net cash generated by operating activities	27.065	28.970

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(10.472)	(15.746)
Net change in intangible fixed assets	(15.652)	(18.110)
Decrease (increase) in equity investments	144	—
Other non-current assets	—	66

Net cash used in investing activities	(25.980)	(33.790)

Net cash generated by operating activities less cash flow used in investing activities	1.085	(4.820)

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	29.533	30.169
Subscription to (buy back of) bonds	(21.500)	(15.336)
Increase in share capital and reserves	236	—
Other non-current financial assets	—	(10.000)

Net cash (used in) generated by financing activities	8.269	4.833

Increase (decrease) in cash on hand, bank deposits and securities	9.354	13

Cash and cash equivalents, beginning of the period	23.973	23.960

Cash and cash equivalents, end of the period	33.327	23.973

Ducati Motor Holding
Page: 10 of 10

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Year ended	Year ended

	31/12/04 $/000	31/12/03 $/000

Cash flow generated by operating activities
Net profit (loss) for the period	(2.401)	54
Change in cumulative translation adjustment	(1.378)	(1.881)
Change in minority interests	—	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:
- Amortisation, depreciation and writedowns	48.378	52.968
- Deferred income taxes	69	—
- Net change in employees’ leaving entitlements	1.329	1.568
Change in operating assets and liabilities
- Trade receivables	(5.328)	2.208
- Inventories	16.999	9.062
- Other current assets	497	(1.965)
- Trade payables	(16.877)	(7.642)
- Other current liabilities	361	(6.512)
- Due to tax authorities	(4.786)	9.341
- Other long-term assets and liabilities	—	(17.742)

Net cash generated by operating activities	36.863	39.459

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(14.263)	(21.446)
Net change in intangible fixed assets	(21.318)	(24.666)
Decrease (increase) in equity investments	196	—
Other non-current assets	—	90

Net cash used in investing activities	(35.385)	(46.022)

Net cash generated by operating activities less cash flow used in investing activities	1.478	(6.563)

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	40.225	41.091
Subscription to (buy back of) bonds	(29.284)	(20.888)
Increase in share capital and reserves	321	—
Other non-current financial assets	—	(13.620)

Net cash (used in) generated by financing activities	11.262	6.583

Increase (decrease) in cash on hand, bank deposits and securities	12.740	20

Cash and cash equivalents, beginning of the period	23.973	23.960

Cash and cash equivalents, end of the period	36.713	23.980